Petrominerales

07027283

SUPPL 082-34812

September 13, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrominerales Ltd.

Sincerely,

JRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

2600, 240 – 4TH Avenue SW, Calgary, Alberta, Canada, T2P 4H4 Main: (403) 750-4400 Fax: (403) 266-5794

Petrominerales

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROMINERALES CLOSES $61 MILLION FINANCING

Bogotá, Colombia – September 13, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) (TSX: PMG), a 77.1% owned subsidiary of Petrobank Energy and Resources Ltd. (TSX: PBG) (OSLO: PBG), is pleased to announce the closing of the bought deal financing previously announced on August 22, 2007. The financing consisted of 5,060,000 common shares, including 660,000 common shares issued pursuant to the exercise in full of the Underwriters' over-allotment option, issued at a price of $12.05 per common share (the "Offering"). The Offering results in gross proceeds of $60,973,000 and was conducted through a syndicate of investment dealers led by Haywood Securities Inc. and including Fraser Mackenzie Ltd., TD Securities Inc., FirstEnergy Capital Corp., RBC Capital Markets., Scotia Capital Inc., and GMP Securities L.P. Petrominerales intends to use the proceeds of the Offering primarily for the acceleration of exploration and delineation drilling on the Corcel Block located in Colombia's Llanos Basin and temporary reduction of bank indebtedness.

Extended Corcel Test

Petrominerales commenced the extended six-month test of the Corcel-1 well on September 7, 2007 and the well is now producing at a rate of 4,000 barrels of oil per day. This test is being conducted at a very low drawdown but the information obtained during these six months will give us key information about the ultimate potential of the well. All production from this well test is currently being trucked to market. Drilling operations commenced at the Corcel-2 well on August 25, 2007 which is currently drilling at a depth of 9,160 feet. The drilling rig will remain in the Llanos Basin to accelerate this ongoing exploration and delineation program.

Corcel-1 was the fourth well of our five well 2007 exploration drilling program in the Llanos and Putumayo Basins; four wells have now been drilled in the Llanos and our fifth exploration well for 2007, Conga-1 on the Las Aguilas Block offsetting Orito in the Putumayo Basin, is currently drilling at a depth of 2,667 feet. Earlier in 2007, we drilled the Ojo de Tigre-2 oil discovery on the Joropo Block. Our other two Llanos Basin exploration wells were abandoned.

Petrominerales holds over 1.5 million acres of land in Colombia, on which we have acquired 357 square kilometres of 3D seismic and reprocessed all available 2D seismic data. This work program has generated 18 additional leads and prospects on these lands. We plan to acquire an additional 140 square kilometres of 3D seismic and 576 kilometres of reconnaissance 2D seismic. In 2008, we also anticipate drilling eight further exploration wells focused primarily in the Llanos Basin.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 77.1% owned by Petrobank Energy and Resources Ltd. (TSX: PBG).

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such

forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The shares offered have not and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701

Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

END